July 26, 2006

Geoff Ossias

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 4561

100 F Street NE

Washington, DC 20549

Re: International Gold Resources, Inc.

Preliminary Proxies on Schedule 14A

SEC file No. 000-50103

Dear Mr. Ossias:

The Company has made certain changes and additions to its Schedule 14A, in response to written and verbal comments by the Commission. The Company will incorporate those changes into its definitive 14A and will file the 14A within the next few days.

The Company acknowledges that should the Commission or the staff, acting pursuant to delegated authority, approve the Proxy materials filed on Schedule 14A, it does not foreclose the Commission from taking any action with respect to the filing.

The Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

The Company acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

INTERNATIONAL GOLD RESOURCES, INC.

Roland Vetter

President & CFO